Exhibit 99.1

NewLead Holdings Ltd. Announces

Second Extension of Time Charter for the MT Newlead Granadino

Hamilton, BERMUDA, June 23, 2016 - NewLead Holdings Ltd. (OTC: NEWLF) ("NewLead" or the "Company") announced today that the charterer of MT Newlead Granadino (the “Newlead Granadino” or the “Vessel”) has exercised its second option to extend the existing contract for an additional six months. The second extension is expected to commence at the end of July 2016. Thereafter, the charterer has the option to extend the existing contract for an additional six month period.

The Newlead Granadino is a 2009-built bitumen tanker vessel of 5,887 dwt and is one of the five bitumen tanker vessels that were delivered to NewLead’s fleet in 2014.

As previously announced, on September 15, 2015, NewLead had entered into a time charter contract for the Newlead Granadino for a minimum of six months with the charterer’s option to extend the contract at the end of the first six months for additional six month periods up to a maximum of eighteen months.

The Newlead Granadino is currently trading in North America and the Caribbean. The Vessel has all oil major approvals required to trade among the major refineries in these trading areas. The Newlead Granadino has transported 456,128 and 424,098 barrels of bitumen in 2014 and 2015, respectively.

NewLead’s bitumen fleet utilization for 2015 was 92.7% and the operating revenue from bitumen tanker vessels was approximately $15.7 million for the year ended December 31, 2015 compared to approximately $1.35 million for the year ended December 31, 2014. The utilization of the Newlead Granadino was 100% and 92.7% in 2014 and 2015, respectively.

Mr. Michael Zolotas, Chairman and Chief Executive Officer of NewLead, stated, "The second extension of the current contract of Newlead Granadino reflects the satisfaction of the charterer by the operational performance of the Vessel amongst some of the most demanding trade routes and petroleum refineries of the world, as well as by NewLead’s competitive and efficient management of its bitumen tanker vessels.”

Mr. Zolotas, added, “NewLead’s strategy to become a leading bitumen marine transportation company is supported by the charterer’s presented confidence in the commercial, operational and technical management of the Company.”

Mr. Zolotas, concluded: “We will continue to invest in the bitumen tanker sector both through maintaining our bitumen tanker vessels in the topmost operational condition, as well as through our intention to add new bitumen tanker vessels to our fleet soon. We are currently exploring joint venture opportunities with major oil refineries and traders in order to be able to develop further in the bitumen tanker sector.”

Fleet Update

The following table details NewLead's fleet as of June 22, 2016:

Vessel Name	Size (dwt)	Vessel Type	Year Built	Charter Expiration Date
Dry Bulk Carriers
Newlead Castellano	35,542	Eco-type Handysize	2013	Spot
Newlead Albion	32,318	Eco-type Handysize	2012	Spot
Newlead Venetico	32,394	Eco-type Handysize	2012	Spot
Newlead Victoria	75,966	Panamax	2002	min Q2 2016 - max Q4 2016
Tanker Vessels
Newlead Granadino	5,887	Asphalt/Bitumen Oil Tanker	2009	min Q3 2016 - max Q3 2017
Katerina L	3,357	Asphalt/Bitumen Oil Tanker	2009	Q4 2016
Nepheli	3,416	Asphalt/Bitumen Oil Tanker	2009	Q3 2016
Ioli	3,396	Asphalt/Bitumen Oil Tanker	2009	Q4 2016
Sofia	2,888	Asphalt/Bitumen Oil Tanker	2008	Spot

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international vertically integrated shipping company providing ideal solutions for seaborne transportation of dry bulk commodities and petroleum products through owned and managed vessels. NewLead controls a fleet of nine vessels, including four dry bulk and five bitumen tanker vessels. NewLead is a Securities and Exchange Commission (“SEC”) reporting Foreign Private Issuer in compliance with applicable SEC rules and regulations and current in its SEC reporting, utilizing U.S. Generally Accepted Accounting Principles’ financial reporting standards. NewLead's common shares are traded under the symbol "NEWLF" on the OTC Pink marketplace. To learn more about NewLead Holdings Ltd., please visit NewLead’s website at www.newleadholdings.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com

# # #